February 1, 2008

PRIMEWEST OFFERS TO PURCHASE OUTSTANDING 6.5% CONVERTIBLE UNSECURED SUBORDINATED SERIES III DEBENTURES

For Immediate Release

Abu Dhabi and Calgary, Canada - TAQA North Ltd. (TAQA) announces that its indirect, wholly-owned subsidiary PrimeWest Energy Trust, in accordance with the terms of the trust indenture, will be offering to purchase all the existing outstanding 6.5% Convertible Unsecured Subordinated Series III Debentures for cash consideration equal to 101% of the face value thereof, plus accrued and unpaid interest.  The Series III Debentures remain convertible for a cash payment equal to C$1,019.05 for each C$1,000 of principal amount of debentures converted, plus accrued and unpaid interest up to, but excluding the date of conversion.

In addition, TAQA intends to solicit consent to amendments to the Series III debenture trust indenture, relating to PrimeWest’s redemption rights.  To take effect, the proposed amendments require the consent of 66 2/3% of the outstanding Series III debentures. A news release will be issued providing further information when the offer and consent solicitation is mailed to debentureholders.

Scotia Capital is the soliciting dealer manager for the consent solicitation for TAQA.

Series I and II Convertible Debentures

As previously announced on January 16th, 2008, PrimeWest has provided notice to Computershare Trust Company of Canada, the trustee of the Debentures, that it intends to redeem all of the issued and outstanding Series I and Series II Debentures in accordance with the terms of the indenture governing the Debentures (the "Indenture").  Upon redemption, the holders of Series I and Series II Debentures will receive a payment equal to C$1,050 per each C$1,000 in principal of debentures redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. PrimeWest anticipates that the date of redemption of the Series I and Series II Debentures will be on or about February 20, 2008.

PrimeWest Energy (TAQA North) contacts:

George Kesteven, Manager, Investor Relations

(403) 699-7367

Debbie Carver, Investor Relations Advisor

(403) 699-7464

1-877-968-7878 (toll-free)

investor@primewestenergy.com

www.primewestenergy.com

TAQA Media contacts:

CANADA

Tom MacMillan, MS&L
+1 416 847 1339 / tom.macmillan@mslpr.ca

London

Claire Maloney, Capital MS&L

+44 207 307 5341 / claire.maloney@capitalmsl.com

UAE

Neil Doyle, Capital MS&L

+971 4367 6164 / neil.doyle@capitalmsl.com

Notes to Editors:

About Abu Dhabi National Energy Company PJSC (TAQA)

Abu Dhabi National Energy Company PJSC (TAQA) www.taqa.ae is a global energy company with operations in power generation, desalination, upstream oil/gas, pipelines, gas storage.

TAQA was founded in Abu Dhabi in 2005 and is listed on the Abu Dhabi Stock Exchange. TAQA has in excess of AED 56 billion in assets, 2006 annual turnover of more than AED3.3 billion.  TAQA operates from its offices in Abu Dhabi; Ann Arbor, Michigan; Aberdeen ; Amsterdam; Calgary and The Hague with alliance partners across the Gulf, Middle East, North Africa, Europe, India, Canada, and the United States.

TAQA North Ltd. is a Calgary-based oil and gas exploration company with operations in Northern Alberta and British Columbia; West Central and Southern Alberta; Southwest Saskatchewan; Southeast Saskatchewan; and the Northwest Territories.  The company will now have proven plus probable reserves in excess of 480 MMBOE and current production of approximately 105,000 BOE per day, making it one of the top 12 oil and gas producers in Canada.

TAQA carries Aa2 and AA- credit ratings from Moody’s and S&P , respectively.